UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-38252
Spark Networks SE, NYSE American LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Kohlfurter Straße 41/43
Berlin, Germany 10999,
(+49) 30-868000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depository Shares each representing one-tenth of an ordinary share Ordinary Shares, €1.00 nominal value per share*
(Description of class of securities)
*The Ordinary Shares are indicated only in connection with the listing of the American Depository Shares.
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Spark Networks SE certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 14, 2022	By:	/s/ David Clark	Chief Financial Officer
Date		Name	Title

SEC 1654(03-06) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.